

February 27, 2023

Matthew D. Ellis
Executive Vice President and Chief Financial Offider
Verizon Communications, Inc.
1095 Avenue of the Americas
New York, NY 10036

> **Re: Verizon Communications Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 10, 2023**
> **Form 8-K filed January 24, 2023**
> **File No. 001-08606**

Dear Matthew D. Ellis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed January 24, 2023

Exhibit 99.1
Non-GAAP Reconciliations - Consolidated Verizon
Net Unsecured Debt and Net Unsecured Debt to Consolidated Adjusted EBITDA Ratio, page 16

1. We note your disclosure of the non-GAAP measure, Net Unsecured Debt to Consolidated Adjusted EBITDA Ratio. In future filings, please show the ratio as calculated using the most directly comparable GAAP financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and further guidance under footnote 27 to Exchange Act Release No. 47226.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Horton